Exhibit 99.1

DHT HOLDINGS, INC. ANNOUNCES THE RESULTS OF JANUARY 20, 2014 SPECIAL MEETING OF SHAREHOLDERS

HAMILTON, BERMUDA, January 20, 2014 – DHT Holdings, Inc. (NYSE:DHT) (“DHT”) announced the results of its January 20, 2014 Special Meeting of Shareholders (the “Special Meeting”).

The Special Meeting was held on Monday, January 20, 2014.  At the Special Meeting, the shareholders voted to amend DHT’s amended and restated articles of incorporation to increase the number of authorized shares of common stock from 30,000,000 to 150,000,000 and to increase the number of authorized shares of capital stock from 31,000,000 to 151,000,000.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Aframax and Suezmax segments. We operate out of Oslo, Norway, through our wholly owned management company. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a clean corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

CONTACT:
Eirik Ubøe, CFO
Phone: +44 1534 639 759 and +47 412 92 712
E-mail: eu@dhtankers.com